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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of May, 1998


                                OZEMAIL LIMITED
                                ACN 066 387 157



  OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
                   (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X*            Form 40-F
                ---                        ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No   X
         ---            ---

----------------
* As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.

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                                OZEMAIL LIMITED
                                   FORM 6-K


1.   RESIGNATION OF DIRECTOR

     On May 15, 1998, OzEmail Limited, an Australian corporation ("OzEmail" or the "Company") filed with the Australian Securities Commission Limited a Notification of Change to Officeholders announcing the resignation of Chris Tyler as a director of the Company. A copy of this filing is attached as
Exhibit 99.1 to this report and is incorporated herein by reference.

2.   LISTING ON AUSTRALIAN STOCK EXCHANGE

     On May 15, 1998, OzEmail filed an application for listing on the Australian Stock Exchange ("ASX") with the Australian Securities Commission Limited which included an Information Memorandum (the "Memorandum"). In connection with this application, three of the directors of the Company, Messrs. Sean Howard, Trevor Kennedy and Malcolm Turnbull, offered a total of three million (3,000,000) ordinary shares to Australian investors. OzEmail's ordinary shares were listed on the ASX on May 29, 1998. The listing was underwritten by ANZ Securities Limited. The Memorandum and a copy of the press release announcing OzEmail's application for listing on ASX are attached as Exhibits 99.2 and 99.3, respectively, to this report and are incorporated herein by reference.

3.   ANNUAL GENERAL MEETING

     On May 29, 1998, the Company held its annual general meeting with respect to the following matters: (i) receipt and consideration of the Company's profit and loss account and statement of cash flows for the year ended 31 December 1997, and its balance sheet as of 31 December 1997 (collectively, the "OzEmail Limited and Controlled Entities Financial Statements"), (ii) to receive and consider the directors' report, (iii) to receive and consider the auditor's report, (iv) to elect directors and (v) to consider certain resolutions as noticed in the Further Notice of General Meeting which is attached hereto as Exhibit 99.5 to this report and is incorporated herein by reference. A copy of the OzEmail Limited and Controlled Entities Financial Statements is attached hereto as Exhibit 99.4 to this report and is incorporated by reference.

4.   SETTLEMENT OF APRA ACTION

     On June 9, 1998, OzEmail announced together with the Australian Performing Rights Association ("APRA") that they had reached an agreement as to the terms of settlement of APRA's Federal Court action against OzEmail. Under the terms of the agreement OzEmail will make a payment to APRA but makes no admission of liability in connection with the proceedings in the Federal Court. The amount of the payment is confidential. A copy of the press release announcing the agreement is attached as Exhibit 99.6 to this report and is incorporated herein by reference.

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5.   EXHIBITS

     The following documents are filed as exhibits to this report:

     Exhibit 99.1 - Notification of Change to Officeholders, filed with the Australian Securities Commission by OzEmail announcing the resignation of Chris Tyler as a director of the Company.

     Exhibit 99.2 - OzEmail Limited Information Memorandum, dated May 15, 1998, filed by OzEmail with the Australian Securities Commission Limited for listing on ASX.

     Exhibit 99.3 - Press Release, dated May 18, 1998, issued by OzEmail announcing its application to list on the Australian Stock Exchange.

     Exhibit 99.4 - OzEmail Limited and Controlled Entities Financial Statements 31 December 1997.

     Exhibit 99.5 - Further Notice of General Meeting to shareholders regarding General Meeting of Shareholders held on May 29, 1998.

     Exhibit 99.6 - Press Release, dated June 9, 1998, issued by OzEmail announcing its agreement to settle the APRA action.

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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        OzEmail Limited
                                        (Registrant)

Date: June 16, 1998                    By: /s/ Steven Ezzes
                                            ----------------------

                                        Name:   Steven Ezzes

                                        Title:  Director, Authorized U.S.
                                                Representative

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                                 EXHIBIT INDEX

Exhibit
-------
 99.1 Notification of Change to Officeholders, filed with the Australian Securities Commission by OzEmail announcing the resignation of Chris Tyler as a director of the Company.

 99.2 OzEmail Limited Information Memorandum, dated May 15, 1998, filed by OzEmail with the Australian Securities Commission Limited for listing on ASX.

 99.3 Press Release, dated May 18, 1998, issued by OzEmail announcing its application to list on the Australian Stock Exchange.

 99.4 OzEmail Limited and Controlled Entities Financial Statements 31 December 1997.

 99.5 Further Notice of General Meeting to shareholders regarding General Meeting of Shareholders held on May 29, 1998.

 99.6 Press Release, dated June 9, 1998, issued by OzEmail announcing its agreement to settle the APRA action.